The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Summer Street, Floor 7

SUM0703

Boston, MA 02111

December 20, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577

(the “Registrant”)

Dear Ms. O’Neal-Johnson:

This letter is in response to your comments provided via telephone on November 22, 2016, regarding Post-Effective Amendment No. 89 to the Registrant’s registration statement for the new Equity Income Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (“SEC”) on October 7, 2016:

1.	Comment: In the section entitled “Fees and Expenses of the Portfolio” of the prospectus, please consider removing the “Maximum Account Fee” section from the fee table unless clients of The Glenmede Trust Company, N.A. or its affiliated companies will be the Portfolio’s only investors.

Response: The Registrant will make the requested change.

2.	Comment: Please confirm that, in the event the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds, as defined in Form N-1A, exceed 0.01% (one basis point) of average net assets of the Portfolio, the Registrant will disclose those fees and expenses in a subcaption titled “Acquired Fund Fees and Expenses” in the section entitled “Fees and Expenses of the Portfolio” of the prospectus.

Response: The Registrant confirms that, in the event the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds exceed 0.01% (one basis point) of average net assets of the Portfolio, the Registrant will disclose those fees and expenses in a subcaption titled “Acquired Fund Fees and Expenses” in the section entitled “Fees and Expenses of the Portfolio” of the prospectus.

3.	Comment: Please confirm whether Glenmede Investment Management LP (the “Advisor”) will be entitled to collect from the Portfolio or make a claim for waived fees or reimbursed expenses at any time in the future.

Response: The Advisor has confirmed that it shall not be entitled to collect from the Portfolio or make a claim for waived fees or reimbursed expenses at any time in the future.

4.	Comment: Since the Portfolio is a “New Fund,” as defined in Instruction 6 to Item 3 of Form N-1A, please remove the 5- and 10-year period portions from the section entitled “Example” of the prospectus.

Response: The Registrant will make the requested change.

5.	Comment: In the section entitled “Performance Information” of the prospectus, the Portfolio has incorporated the performance information of a separately managed account (an “SMA”) in reliance on the MassMutual No-Action relief that permitted a registered investment company to incorporate the performance of a predecessor account exempt from registration under Section 3(c)(1), 3(c)(3) or 3(c)(11) of the Investment Company Act of 1940, as amended (the “1940 Act”) (MassMutual Institutional Funds, SEC No-Action Letter, pub. Avail. Sep. 28, 1995). Please be advised that the SEC staff has taken the position that the Mass Mutual No-Action relief only applies to predecessor accounts that are private funds excluded from the definition of investment company, as defined in Section 3(c)(1), 3(c)(3) or 3(c)(11) of the 1940 Act. Therefore, please remove the performance information of the SMA from the section entitled “Performance Information” of the prospectus. The Registrant may disclose the performance information of the SMA in a manner consistent with the Nicholas Applegate No-Action letter by including a performance composite in a section entitled “Advisor Prior Performance Information” in the prospectus. If the Registrant does include a performance composite in a section entitled “Advisor Prior Performance Information” in the prospectus in a manner consistent with the Nicholas Applegate No-Action letter, please confirm that, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Advisor will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance composite utilized in the section entitled “Advisor Prior Performance Information” in the prospectus.

Response: The Registrant will make the requested change and include a performance composite in a section entitled “Advisor Prior Performance Information” in the prospectus in a manner consistent with the Nicholas Applegate No-Action letter. The Advisor has informed the Registrant that, as required by Rule 204-2(a)(16) of the Advisers Act, the Advisor will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance composite utilized in the section entitled “Advisor Prior Performance Information” in the prospectus. The section entitled “Advisor Prior Performance Information” will read as follows:

Advisor Prior Performance Information

The portfolio manager for the Equity Income Portfolio is an employee of the Advisor. The table below sets forth the average annual returns of all separate accounts (referred to in the aggregate as the “Equity Income Composite”) managed by the portfolio manager. All of the accounts comprising the Equity Income Composite have investment objectives, policies and strategies the Advisor believes are substantially similar to the Equity Income Portfolio, and have been managed in substantially the same way that the Equity Income Portfolio is to be managed by the Advisor. The Equity Income Composite is not subject to certain investment limitations, diversification requirements, specific tax restrictions and other requirements under the 1940 Act and the Code that the Portfolio is subject to, which had they applied, might have adversely affected its performance. In addition, securities held by the Portfolio will not be identical to the securities held by the Equity Income Composite, but the Advisor believes differences do not alter the conclusion that the Portfolio and the Equity Income Composite are substantially similar.

The data is provided to illustrate the past performance of the portfolio manager in managing substantially similar accounts and does not represent the performance of the Portfolio. Investors should not consider this performance data as a substitute for the performance of the Portfolio, nor should investors consider this data as an indication of future performance of the Portfolio, or of the Advisor. The returns are not intended to predict or suggest the returns that might be experienced by the Portfolio or an individual investing in the Portfolio.

All returns presented were calculated on a total return basis and include all dividends and interest, accrued income and realized and unrealized gains and losses, and deductions for brokerage commissions and execution costs. Returns for each period are adjusted to assume that all expenses and fees of the Portfolio, which are estimates and are listed in the Fees and Expenses Table, were deducted during such periods. The Advisor has informed the Fund that the Equity Income Composite performance was calculated using Global Investment Performance Standards (GIPSTM). This method of calculating performance differs from the SEC’s standardized methodology, which may produce different results.

Annual Total Returns for the periods ended September 30, 2016

	1 Year	5 Years	Since March 31, 2008[1]
Equity Income Composite	17.97%	15.52%	8.09%
S&P 500® Index (reflects no deduction for fees, expenses or taxes) [2]	15.43%	16.37%	8.34%

[1]	The Equity Income Composite was created on December 31, 2004. It has been managed by Mr. Westcott since March 12, 2008. As of September 30, 2016, there were 491 accounts in the Equity Income Composite. Composite performance calculations are time-weighted to account for periodic contributions and withdrawals. Composite returns consist of asset-weighted portfolio returns using beginning of period values to weight portfolio returns.
[2]	The S&P 500® Index is a market capitalization weighted index comprised of 500 widely held common stocks listed on the NYSE and NASDAQ. The Index is unmanaged, and investors cannot invest directly in the Index.

6.	Comment: Please disclose if the Registrant has a policy requiring it to provide notice to shareholders if the investment objective is changed or modified.

Response: The Registrant does not have a policy requiring it to provide notice to shareholders in order to change its investment objective.

7.	Comment: Please disclose if a description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities is available on the Registrant’s website.

Response: A description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities is not available on the Registrant’s website.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick

Bernard Brick